MAIL STOP 0511
								February 23, 2005

Ms. Lori Bolton, President
Matrix Ventures, Inc.
#5 2118 Eastern Avenue
North Vancouver, British Columbia
Canada V7L 3G3

RE: 	Matrix Ventures, Inc.
	Amendment 2 to Registration Statement on Form SB-2
	File Number: 333-120382
      Filed: February 11, 2005

Dear Ms. Bolton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 6

1. You state in the correspondence in response to comment 5 that your
Canadian legal counsel, Gregory Yanke confirmed that title to a mineral property may be registered in the name of a Nevada Corporation. This is contradictory to the legal opinion provided by
Mr. Yanke. The opinion states that "a corporation must be registered in the jurisdiction in which the mineral claims are located in order to hold title so such mineral claims." The mineral claims are located in Ontario, Canada but Matrix Ventures is incorporated in Nevada. Please correct the apparent discrepancy.
Further, you state that you have filed the consent to use this legal opinion as an exhibit. We cannot locate this consent.

Interests of Named Experts And Counsel, page 20

2. We reissue our prior comment 7. Please revise the third paragraph under this caption. The registration statement must contain an opinion of counsel in accordance with Item 601 of Regulation S-B. You state in the correspondence that you have disclosed details of legal counsel who have acted as experts in connection with your registration statement. We cannot locate this disclosure.

Description of Business, page 20

3. We partially repeat prior comment 9. Please provide the result of the phase I study. If you will not proceed with phase II, disclose whether and how you plan to continue this offering.

4. Your response to comment 10 indicates that you will attempt to raise additional funds in order to acquire an interest in an alternative mineral property. Please clarify the phrase "alternative mineral property." Please provide greater details of your plan of operation for the next 12 months, including how you plan to raise additional funds, how much you would need, and how you plan to locate and acquire another piece of property. See Item 303(a) of Regulation
S-B.

5. We reissue prior comment 11. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement.

Part II
Exhibits

6. We note that the legality opinion remains to be filed.

Signatures

7. We repeat prior comment 15. Please have the registration statement signed by chief accounting officer and principal financial officer. You state that Erika Kumar is signing as your chief accounting officer and principal financial officer. However, this is not reflected in the registration statement. Please revise.



General
8. The financial statements should be updated pursuant to Item
310(g)
of Regulation S-B. A currently dated consent of the independent accountants should be included in an amendment to the registration statement.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 942-1917, or to Don Rinehart, who supervised the review of your filing, at (202) 942- 4622.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7600
??

??

??

??

Matrix Ventures, Inc.
page 1
3/8/2005